March 16, 2009
By Facsimile and EDGAR
Song P. Brandon, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	TomoTherapy Incorporated
Preliminary Proxy Statement on Schedule 14A
Filed on March 6, 2009
File No. 001-33452
Dear Ms. Brandon:
Set forth below are the responses of TomoTherapy Incorporated (“we” or “us”) to the Staff’s letter addressed to Brenda S. Furlow dated March 12, 2009, containing comments on our preliminary proxy statement on Schedule 14A filed on March 6, 2009.
For convenience of reference, the text of each of the comments in the Staff’s letter has been reproduced in italicized text below, and our responses then follow.
General
1.	We note your proxy statement filed as PRE 14A does not carry the appropriate header tag on EDGAR. Proxy statements involving a contested election of directors must be designated as such by using the header tag PREC14A. To ensure that you properly identify the soliciting materials you file on EDGAR, please contact the SEC’s Filer Support Branch at 202.551.8900.

Response:

As directed by the Securities and Exchange Commission’s Filer Support Branch, we are refiling our preliminary proxy statement on Schedule 14A using the header tag PREC14A.

2.	Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Song P. Brandon, Esq.
March 16, 2009

Response:

We believe we have complied with all the requirements of Rule 14a-16(n)(2) and Release 34-56135 for companies electing to use the full set delivery option. We will post our proxy materials on a publicly accessible Internet website (i.e., www.tomotherapy.com), and we have included on page 5 of our preliminary proxy statement the required notice informing holders that the materials are available and explaining how to access such materials. The rules do not require an issuer to send a separate notice to record holders if the issuer presents all of the information required in the notice in its proxy statement. Therefore, we do not believe that the rules require us to send a separate notice to the holders as requested.

3.	Please provide a background discussion of the contacts, if any, the company has had with Avalon Portfolio, LLC during the time period leading up to the current solicitation. You should describe in sufficient detail whether the company’s board of directors responded to contacts made by Avalon Portfolio and if material, the specifics of any discussions between the parties.

Response:

Although we do not believe such disclosure is required by Regulation 14A or Schedule 14A, we have revised the disclosure in the preliminary proxy statement as requested.
Q: How will my shares be voted.     ?, page 5
4.	You state that in addition to using their discretion to vote on matters for which a choice is not specified, “the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote before the meeting.” Please advise us, with a view toward revised disclosure, the legal basis upon which the registrant relied to conclude that proxy holders will be vested with the authority to exercise this level of discretion. For example, if an adjournment of the meeting is proposed as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Exchange Act Rule 14a-4(c). To the extent applicable, please revise this disclosure and the proxy card. For example, the proxy card should include an additional box and proposal seeking approval of broader discretion so that the shareholders may decide whether or not to vote in favor of granting the proxy holders with additional discretionary authority.

Response:

Rule 14a-4(c)(1) states that a proxy may confer discretionary authority to vote on a matter, if the registrant did not have notice of the matter at least 45 days before the date on which the registrant first sent its proxy materials for the prior year’s annual meeting of shareholders (or the date specified by an advance notice provision) and a specific statement to that effect is made in the proxy statement. We believe that, under this rule, proxy holders would be vested with the authority to exercise discretion with respect to other matters that are properly before our 2009 Annual Meeting of Shareholders, because we state on Page 7 of the preliminary proxy statement that we did not receive any shareholder proposals under applicable Securities and Exchange

Song P. Brandon, Esq.
March 16, 2009

Commission rules and that the only proposal submitted by any of our shareholders prior to the deadline for shareholder proposals under our bylaws was the notice from Avalon Portfolio, LLC of its intention to nominate four individuals for election to our board of directors and to solicit proxies from our shareholders to vote in favor of its slate in opposition to four of the nominees put forth by our board of directors. We also believe that the statement quoted in the Staff’s comment above constitutes the specific statement contemplated by Rule 14a-4(c)(1).
We have revised the proxy card to include an additional item to indicate that the signing shareholder would be conferring discretionary authority on the proxy holders to vote in accordance with their discretion upon all other matters that properly come before our 2009 Annual Meeting of Shareholders and any adjournment, postponement, continuation or rescheduling thereof.
Q: Who is making and paying for this solicitation?, page 6
5.	You indicate that your proxy solicitor, directors, officers and employees may solicit proxies by mail, in person or by telephone. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, television or radio, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please supplementally confirm your understanding.

Response:

We acknowledge your comment and undertake to file under the cover of Schedule 14A any written soliciting materials required to be filed pursuant to Rule 14a-6(c), including any scripts to be used in soliciting proxies by personal interview, telephone, television or radio.

6.	Please clarify what you mean by characterizing the Avalon Group’s intention to nominate four individuals for election to the board as a “threatened” proxy contest.

Response:

Although Avalon Portfolio, LLC and certain of its affiliates have filed a preliminary proxy statement soliciting proxies for the election of their nominees to our board of directors, we do not yet know if there will be a proxy contest relating to the election of any members of our board of directors. We have revised the disclosure in the preliminary proxy statement to characterize Avalon’s intention to nominate four individuals for election to the board as a “potential” proxy contest.
Proposal One — Election of Directors, page 8
7.	Please disclose, if true, that each of the nominees has consented to serve as a director of the company if elected, and that each of the nominees has consented to being named in the proxy statement. See Rule 14a-4(d). If any person has not so consented, then that person is not a bona fide nominee and such person may not be named in the proxy statement.

Song P. Brandon, Esq.
March 16, 2009

Response:

Each of the nominees has consented to being named in the proxy statement and to serve as a director of the company if elected. We have revised the disclosure in the proxy statement as requested.

8.	See last comment. We note your disclosure in the second full paragraph on page 8 that “[i]f any nominee becomes unable to serve as a director before the 2009 Annual Meeting (or decides not to serve), the individuals named as proxyholders may vote for a substitute.” Please revise to address whether any advance notice provisions affect your ability to designate other nominees. In addition, please note that we consider the existence of substitute nominees to be material to a security holder’s voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

Response:

We have revised the disclosure in the proxy statement as requested. We believe that under Rule 14a-4(c)(5) we are permitted to use the proxies for the election of a substitute nominee to the board of directors in the event a current nominee is unable to serve. This rule states, “A proxy may confer discretionary authority to vote on... [t]he election of any person to any office for which a bona fide nominee is named in the proxy statement and such nominee is unable to serve or for good cause will not serve.”

9.	Please revise the proxy statement to disclose the reasons in support of the Board’s recommendation to vote for its slate of director nominees and to disregard other proxy cards that security holders receive.

Response:

Although we do not believe that such disclosure is required by Regulation 14A or Schedule 14A, we have revised the disclosure in the preliminary proxy statement as requested.
Nominees for Election for a One-Year Term Ending with the 2010 Annual Meeting, page 8
10.	Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual’s business experience for the past five years and disclose the dates of experience by month and year. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note that such information is lacking in the business description of the following individuals: Carlos A. Perez, Frederick A. Robertson, M.D., Roy T. Tanaka, and Frances S. Taylor.

Song P. Brandon, Esq.
March 16, 2009

Response:

We have revised the disclosure in the preliminary proxy statement as requested.
Appendix A: Information Concerning Participants in the Company’s Solicitation of Proxies
11.	Revise to delete the reference to “may be deemed” in this section. The persons identified in this section are participants. See Instruction 3 to Item 4 of Schedule 14A.
Response:

We have revised the disclosure in the preliminary proxy statement as requested.

12.	Please advise us whether or not, during the past ten years, any participant has been convicted in a criminal proceeding. If so, provide dates, the nature of conviction, the name and location of the court, and the penalty imposed. See Item 5(b)(iii) of Schedule 14A.

Response:

During the past ten years, no participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In reliance on the last sentence of Item 5(b)(iii) of Schedule 14A, we have not included a statement to this effect in the preliminary proxy statement.
Form of Proxy Card
13.	Revise the form of proxy to clearly mark it as a “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

Response:

We have revised the proxy card as requested.
     As requested, we hereby acknowledge that (1) we are responsible for the adequacy and accuracy of the disclosure in our preliminary and definitive proxy statements relating to our 2009 annual meeting of shareholders; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Song P. Brandon, Esq.
March 16, 2009

     If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact me at (608) 830-3758.
Sincerely,
/s/ Brenda S. Furlow
Brenda S. Furlow
Vice President, Secretary and General Counsel